COMMENTS RECEIVED ON FEBRUARY 1, 2010

FROM CHRISTIAN SANDOE

FIDELITY ADVISOR SERIES I (File Nos. 002-84776 and 811-03785)

Fidelity Advisor Mid Cap II Fund

POST-EFFECTIVE AMENDMENT NO. 90

FIDELITY ADVISOR SERIES II (File Nos. 033-06516 and 811-04707)

Fidelity Advisor Strategic Income Fund

POST-EFFECTIVE AMENDMENT NO. 88 & 90

FIDELITY ADVISOR SERIES VIII (File Nos. 002-86711 and 811-03855)

Fidelity Advisor Emerging Markets Income Fund

POST-EFFECTIVE AMENDMENT NO. 93

FIDELITY CONTRAFUND (File Nos. 002-25235 and 811-01400)

Fidelity Advisor New Insights Fund and Fidelity Contrafund

POST-EFFECTIVE AMENDMENT NO. 70

FIDELITY FIXED-INCOME TRUST (File Nos. 002-41839 and 811-02105)

Fidelity Dynamic Strategies Fund and Fidelity Series Inflation-Protected Bond Index Fund

POST-EFFECTIVE AMENDMENT NO. 132

FIDELITY MUNICIPAL TRUST (File Nos. 002-55725 and 811-02628)

Fidelity Michigan Municipal Income Fund, Fidelity Minnesota Municipal Income Fund,
Fidelity Municipal Income Fund, Fidelity Ohio Municipal Income Fund,
Fidelity Pennsylvania Municipal Income Fund, and Fidelity Short-Intermediate Municipal Income Fund

POST-EFFECTIVE AMENDMENT NO. 106

FIDELITY MUNICIPAL TRUST II (File Nos. 033-43986 and 811-06454)

Fidelity Michigan Municipal Money Market Fund, Fidelity Ohio Municipal Money Market Fund, and
Fidelity Pennsylvania Municipal Money Market Fund

POST-EFFECTIVE AMENDMENT NO. 32

FIDELITY SCHOOL STREET TRUST (File Nos. 002-57167 and 811-02676)

Fidelity Intermediate Municipal Income Fund and Fidelity Strategic Income Fund

POST-EFFECTIVE AMENDMENT NO. 79

FIDELITY SUMMER STREET TRUST (File Nos. 002-58542 and 811-02737)

Fidelity New Markets Income Fund

POST-EFFECTIVE AMENDMENT NO. 80

FIDELITY TREND FUND (File Nos. 002-15063 and 811-00790)

Fidelity Trend Fund

POST-EFFECTIVE AMENDMENT NO. 123

1. Fidelity Advisor Mid Cap II Fund, Fidelity Advisor New Insights Fund, Fidelity Advisor Emerging Markets Income Fund, Fidelity Advisor Strategic Income Fund, Fidelity Dynamic Strategies Fund, Fidelity Intermediate Municipal Income Fund, and Fidelity Short-Intermediate Municipal Income Fund

"Fee Table" (prospectuses)

(Sample from Fidelity Advisor Mid Cap II Fund - ATBC pro)

Shareholder fees (fees paid directly from your investment)

Class A

Class T

Class B

Class C

Maximum sales charge (load) on purchases (as a % of offering price)	5.75%	3.50%	None	None
Maximum contingent deferred sales charge (as a % of the lesser of original purchase price or redemption proceeds)	NoneA	NoneA	5.00%B	1.00%C

A Class A and Class T purchases of $1 million or more will not be subject to a front-end sales charge. Such Class A purchases may be subject, upon redemption, to a contingent deferred sales charge (CDSC) that declines over 2 years from 1% to 0%. Such Class T purchases may be subject, upon redemption, to a CDSC of 0.25% if redeemed less than one year after purchase.
B Declines over 6 years from 5.00% to 0%.
C On Class C shares redeemed less than one year after purchase.

C: The Staff requests that footnote A be deleted and footnotes B and C be moved to after the second table in the section.

R: We believe that footnote A is permitted under Instruction 2(a)(i) to Item 3.

As we have previously discussed with the Staff, we believe that the information included under the subheadings "Shareholder fees" and "Annual operating expenses" in the "Fee Table" section of the prospectus is presented in a manner consistent with Item 3 of Form N-1A. The footnotes that support the information under each subheading are provided in the closest proximity possible to the information to facilitate shareholder understanding of the information presented. We note that General Instruction C.1(a) to Form N-1A states that a fund should use document design techniques that promote effective communication, and we believe this format most effectively communicates the information presented.

2. Fidelity Advisor Mid Cap II Fund, Fidelity Advisor New Insights Fund, Fidelity Advisor Emerging Markets Income Fund, Fidelity Advisor Strategic Income Fund, Fidelity Dynamic Strategies Fund, Fidelity Intermediate Municipal Income Fund, and Fidelity Short-Intermediate Municipal Income Fund

"Fund Summary" (prospectuses)

"Fee Table"

"A Reflects conversion to Class A shares after a maximum of [four/seven] years."

C: The Staff asserts that this footnote is neither required nor permitted.

R: To address the Staff's comment we will remove the footnote and add the following disclosure as a new paragraph at the end of "Purchase and Sale of Shares:"

"After a maximum of [four/seven] years from the initial purchase date, Class B shares convert automatically to Class A shares of the fund at NAV."

3. Fidelity Advisor Mid Cap II Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in securities of companies with medium market capitalizations (which, for purposes of this fund, are those companies with market capitalizations similar to companies in the Russell Midcap Index or the Standard & Poor's MidCap 400 Index (S&P MidCap 400))."

C: The Staff suggests that the references to the Russell Midcap Index and the S&P MidCap 400 Index are not an appropriate definition of the term "mid cap."

R: While there is no precise definition for the term "mid capitalization," the Staff has suggested that it may be appropriate in developing a definition to refer to indices that classify publicly offered companies according to their market capitalization. See Name Test Rule Adopting Release footnote 42 (citing Letter to Registrants from Carolyn B. Lewis, Assistant Director, Division of Investment Management, SEC (Feb. 25, 1994) at II.D. (rescinded by N-1A Amendments)). Because the indices classify publicly offered companies according to their market capitalization, and generally are representative of the mid-cap segment of the U.S. equity market, we believe our definition is reasonable, even though we recognize that the capitalization ranges of these indices vary from time to time.

4. All funds

"Fund Summary" (prospectuses)

"Purchase and Sale of Shares"

C: The Staff would like confirmation that the changes agreed upon on November 3, 2009, related to this section, will be incorporated into these prospectuses.

R: We confirm that the changes will be incorporated.

5. Fidelity Advisor New Insights Fund and Fidelity Trend Fund

"Fee Table" (prospectuses)

Class A

Class T

Class B

Class C

Management feeA	[__%]	[__%]	[__%]	[__%]
Distribution and/or Service (12b-1) fees	0.25%	0.50%	1.00%	1.00%
Other expenses	[__%]	[__%]	[__%]	[__%]
[Acquired fund fees and expenses]	[__%]	[__%]	[__%]	[__%]
Total annual operating expenses	[__%]	[__%]	[__%]	[__%]

A The fund's management fee rate fluctuates based on the fund's performance relative to a securities market index. As a result, the fund's current management fee rate and total operating expenses may be higher or lower than the management fee rate and total operating expenses shown above.

C: The Staff would like footnote A be deleted and the disclosure rolled into the "Management fee" line item.

R: The disclosure will be modified as follows:

Annual class operating expenses (expenses that you pay each year as a % of the value of your investment)

Class A

Class T

Class B

Class C

Management fee~~A~~ (fluctuates based on the fund's performance relative to a securities market index)	[__%]	[__%]	[__%]	[__%]
Distribution and/or Service (12b-1) fees	0.25%	0.50%	1.00%	1.00%
Other expenses	[__%]	[__%]	[__%]	[__%]
[Acquired fund fees and expenses]	[__%]	[__%]	[__%]	[__%]
Total annual operating expenses	[__%]	[__%]	[__%]	[__%]

~~A The fund's management fee rate fluctuates based on the fund's performance relative to a securities market index. As a result, the fund's current management fee rate and total operating expenses may be higher or lower than the management fee rate and total operating expenses shown above.~~

In addition, each fund will add the following sentence to the Fund Management section of its prospectus:
"Because the fund's management fee rate fluctuates based on the fund's performance, the management fee may be higher or lower in the future."

6. Fidelity Advisor New Insights Fund, Fidelity Contrafund, Fidelity Strategic Income Fund, Fidelity Advisor Strategic Income Fund, and Fidelity Trend Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

C: The Staff would like us to disclose the market capitalization strategy for each fund.

R: The funds do not have a principal investment strategy of investing in securities of companies with a particular market capitalization.

7. All funds

"Fund Summary" (prospectuses)

"Performance"

(Sample taken from Fidelity Advisor Mid Cap II Fund)
"The following information is intended to help you understand the risks of investing in the fund. The information illustrates the changes in the performance of the fund's shares from year to year and compares the performance of the fund's shares to the performance of a securities market index over various periods of time. The index has characteristics relevant to the fund's investment strategies. The index description appears in the Additional Information about the Index section of the prospectus. Past performance is not necessarily an indication of future performance."

C: The Staff suggests the above underlined sentence be revised as "Past performance (before and after taxes) is not necessarily an indication of future performance."

R: Item 4(b)(2)(i) requires "a statement to the effect that the Fund's past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future." As we believe this sentence meets the requirements of Item 4(b)(2)(i) as currently worded, we have not revised the disclosure.

8. Fidelity Advisor Mid Cap II Fund, Fidelity Advisor New Insights Fund, Fidelity Advisor Emerging Markets Income Fund, Fidelity Advisor Strategic Income Fund, Fidelity Dynamic Strategies Fund, Fidelity Intermediate Municipal Income Fund, and Fidelity Short-Intermediate Municipal Income Fund

"Fund Summary" (prospectuses)

"Performance"

For the periods ended December 31, 2009

Past 1 year

Past 5 years

Life of classA

Fidelity Advisor New Insights Fund
Class A - Return Before Taxes	%	%	%
Return After Taxes on Distributions	%	%	%
Return After Taxes on Distributions and Sale of Fund Shares	%	%	%
Class T - Return Before Taxes	%	%	%
Class B - Return Before Taxes	%	%	%B
Class C - Return Before Taxes	%	%	%
S&P 500® Index (reflects no deduction for fees, expenses, or taxes)%		%	%

A From July 31, 2003.

B Reflects conversion to Class A shares after a maximum of seven years.

C: The Staff asks that footnotes A and B be deleted and that the information in footnote A be disclosed in the table header.

R: We will remove footnote B as the Staff requested. We are not inclined to remove footnote A as doing so would not be workable in multi-class documents where classes have different commencement dates and/or in documents disclosing index performance with different inception dates.

9. Fidelity Advisor Emerging Markets Income Fund, Fidelity Advisor Strategic Income Fund, Fidelity Strategic Income Fund, Fidelity New Markets Income Fund, Fidelity Series Inflation-Protected Bond Index Fund, Fidelity Michigan Municipal Income Fund, Fidelity Minnesota Municipal Income Fund, Fidelity Municipal Income Fund, Fidelity Ohio Municipal Income Fund, Fidelity Pennsylvania Municipal Income Fund, and Fidelity Short-Intermediate Municipal Income Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

C: The Staff would like us to disclose the average maturity and the average credit quality of the funds as well as the lowest credit quality the funds may purchase.

R: The funds do not have a principal investment strategy to invest in securities of a particular maturity (other than Fidelity Short-Intermediate Municipal Fund, which has, and currently discloses, its policy of normally maintaining a dollar-weighted average maturity between two and five years), or a policy specifying the lowest rated security that it may purchase or hold. Further, we are not aware of any requirement to disclose the lowest credit rating that a fund may purchase or hold.

10. Fidelity Advisor Emerging Markets Income Fund

"Fund Summary" (prospectuses)

"Principal Investment Risks"

"In addition, the fund is considered non-diversified and can invest a greater portion of assets in securities of a smaller number of individual issuers than a diversified fund. As a result, changes in the market value of a single investment could cause greater fluctuations in share price than would occur in a more diversified fund."

C: The Staff believes the word "more" should be removed because it suggests gradation. Because a fund is either diversified or non-diversified, as defined by the 1940 Act, a fund cannot be "more diversified."

R: We believe that the disclosure above is stated in plain English pursuant to Rule 421(b)(3) under the Securities Act of 1933. We believe a typical shareholder - presumably unfamiliar with the 1940 Act's defined terms - would understand the term "more diversified" to mean a fund with greater diversity of issuers, regardless of its status as "diversified" or "non-diversified" under the 1940 Act, as even a non-diversified fund is "diversified" to some extent. Accordingly, we have not modified the disclosure.

11. Fidelity Advisor Mid Cap II Fund, Fidelity Advisor New Insights Fund, Fidelity Advisor Emerging Markets Income Fund, Fidelity Advisor Strategic Income Fund, Fidelity Dynamic Strategies Fund, Fidelity Intermediate Municipal Income Fund, and Fidelity Short-Intermediate Municipal Income Fund

"Fund Summary" (prospectuses)

"Performance"

"The returns in the following table include the effect of Class A's and Class T's maximum applicable front-end sales charge and Class B's and Class C's maximum applicable contingent deferred sales charge (CDSC). After-tax returns are calculated using the historical highest individual federal marginal income tax rates, but do not reflect the impact of state or local taxes. After-tax returns for Class A are shown in the table below and after-tax returns for other classes will vary. Actual after-tax returns may differ depending on your individual circumstances. The after-tax returns shown are not relevant if you hold your shares in a retirement account or in another tax-deferred arrangement. Return After Taxes on Distributions and Sale of Fund Shares may be higher than other returns for the same period due to a tax benefit of realizing a capital loss upon the sale of fund shares."

C: The Staff requests that the first sentence be deleted.

R: The instructions to the Item 4 bar chart require that if a fund's shares are sold subject to a sales charge, then the narrative disclosure for the bar chart must include a statement that sales charges are not reflected in the bar chart and that, if these amounts were reflected, returns would be less than those shown. We believe that including a statement along these lines in the narrative disclosure for the bar chart, but having no corresponding statement in the narrative disclosure for the table, begs the question whether sales charges are reflected in the table. We propose to retain a statement in the narrative disclosure for the table in order to clarify that the returns shown in the table reflect the effect of sales charges. However, we propose to modify our current statement in the narrative disclosure for the table to read as follows: "Unlike the returns in the bar chart, the returns in the table reflect the maximum applicable sales charges." We also propose to modify our current statement in the narrative disclosure for the bar chart to read as follows: "The returns in the bar chart do not reflect any applicable sales charges; if sales charges were reflected, returns would be lower than those shown."

12. All funds

"Fund Summary" (prospectuses)

"Performance"

(Sample from Fidelity Advisor Emerging Markets Income Fund - ATBC pro)
"The returns in the following table include the effect of Class A's and Class T's maximum applicable front-end sales charge and Class B's and Class C's maximum applicable contingent deferred sales charge (CDSC). After-tax returns are calculated using the historical highest individual federal marginal income tax rates, but do not reflect the impact of state or local taxes. After-tax returns for Class A are shown in the table below and after-tax returns for other classes will vary. Actual after-tax returns may differ depending on your individual circumstances. The after-tax returns shown are not relevant if you hold your shares in a retirement account or in another tax-deferred arrangement. Return After Taxes on Distributions and Sale of Fund Shares may be higher than other returns for the same period due to a tax benefit of realizing a capital loss upon the sale of fund shares."

C: The Staff would like us to remove the underlined sentence above, unless it is true based on the returns.

R: We will remove the underlined sentence, unless it is true based on the returns.

13. Fidelity Advisor Strategic Income Fund, Fidelity Intermediate Municipal Income Fund, and Fidelity Strategic Income Fund

"Fund Summary" (prospectuses)

"Performance"

(Sample taken from Fidelity Intermediate Municipal Income Fund)
"The following information is intended to help you understand the risks of investing in the fund. The information illustrates the changes in the performance of the fund's shares from year to year and compares the performance of the fund's shares to the performance of a securities market index and an additional index over various periods of time. The indexes have characteristics relevant to the fund's investment strategies. Index descriptions appear in the Additional Information About the Indexes section of the prospectus."

C: The Staff notes that these funds have multiple indices listed in their respective performance tables. The Staff would like us to identify the relevance of the additional indices in the introductory paragraph (above).

R: In the case of Fidelity Intermediate Municipal, the requested information is disclosed as follows (emphasis added):

"The following information is intended to help you understand the risks of investing in the fund. The information illustrates the changes in the performance of the fund's shares from year to year and compares the performance of the fund's shares to the performance of a securities market index and an additional index over various periods of time. The indexes have characteristics relevant to the fund's investment strategies. Index descriptions appear in the Additional Information About the Indexes section of the prospectus."

In the case of Strategic Income and Advisor Strategic Income, the requested information is disclosed as follows (emphasis added):

The information illustrates the changes in the performance of the fund's shares from year to year and compares the performance of the fund's shares to the performance of a securities market index and a hypothetical composite of market indexes over various periods of time. The indexes have characteristics relevant to the fund's investment strategies. Index descriptions appear in the Additional Information About the Indexes section of the prospectus."

14. Fidelity Advisor Strategic Income Fund and Fidelity Strategic Income Fund

"Fund Summary" (prospectuses)

"Investment Objective"

"The fund seeks a high level of current income. The fund may also seek capital appreciation."

C: The Staff requests, as the name of the fund includes "income," that the capital appreciation objective be demoted to a secondary objective.

R: Pursuant to Item 2 of Form N-1A, we have disclosed the fund's investment objective. The capital appreciation part of the investment objective is permissive, and allows the portfolio manager to invest for capital appreciation as opportunities may arise. We believe that such investments are consistent with the fund's name and investment strategies.

15. All funds

"Fund Summary" (prospectuses)

"Payments to Financial Intermediaries"

"Payments to Financial Intermediaries"

C: The Staff requests we modify the heading to include a reference to broker-dealers for any funds which they can be sold through.

R: We will revise the language to read, "Payments to Broker-Dealers and Other Financial Intermediaries" for funds that mention broker-dealers in the disclosure that follows the heading.

16. Fidelity Dynamic Strategies Fund

"Fund Summary" (prospectuses)

C: The Staff questions the choice of the fund's trust, as this fund does not appear to be a fixed-income fund.

R: We are not aware of authority that requires a series company to apply Rule 35d-1 at the legal entity level in addition to the individual series level. Nonetheless, we agree that a series company should not adopt and use a name in a manner that could reasonably be expected to mislead investors in its constituent series. We note that the trust's name does not appear in the prospectus, or the fund's name. In light of the extensive plain English disclosure describing the fund's investment objectives and strategies that appears in the fund's prospectus, even if the trust's name were deemed to be inconsistent with the fund's investment focus, we do not believe that the trust's name in the SAI would deceive investors.

17. Fidelity Dynamic Strategies Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

C: The Staff requests that we disclose the market capitalization strategy for the equity portion of the fund's investments and the average credit quality for the debt securities portion of the investments.

R: The fund does not have a principal investment strategy of investing in securities of companies with a particular market capitalization or in securities of a specific average credit quality. Accordingly, we have not modified disclosure.

18. Fidelity Dynamic Strategies Fund

"Fund Summary" (prospectuses)

"Principal Investment Risks"

"Industry Exposure. Market conditions, interest rates, and economic, regulatory, or financial developments could significantly affect a single industry or group of related industries."

C: The Staff asks if the fund intends to concentrate in an industry. If so, the Staff requests that we add a corresponding strategy.

R: The fund does not have a policy to concentrate in a particular industry or group of industries.

19. Fidelity Series Inflation-Protected Bond Index Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in inflation-protected debt securities included in the Barclays Capital U.S. 1-10 Year Treasury Inflation Protected Securities (TIPS) Index (Series-L) (the Index)."

C: The Staff notes that the Name Test Rule is not meant to act as a safe harbor. The Staff believes the fund should invest more than 80% of assets in index securities.

R: We believe the wording of the fund's name test complies with the name test rule, but are aware of the Staff's position that index funds generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index.

20. Fidelity Series Inflation-Protected Bond Index Fund

"Fund Summary" (prospectus)

"Principal Investment Strategies"

"Using statistical sampling techniques based on duration, maturity, interest rate sensitivity, security structure, and credit quality to attempt to replicate the returns of the Index using a smaller number of securities."

C: The Staff questions why the fund considers credit quality if the fund primarily invests in Treasury securities.

R: We understand the Staff's point that in the case of this fund, credit quality should not vary among the securities in the fund's index. However, for a fund that invests in index securities of a particular quality (in this case, high quality treasury securities), credit quality is relevant to the statistical sampling techniques the fund may use. Accordingly, we have not modified disclosure.

21. Fidelity Series Inflation-Protected Bond Index Fund, Fidelity Michigan Municipal Income Fund, Fidelity Minnesota Municipal Income Fund, Fidelity Municipal Income Fund, Fidelity Ohio Municipal Income Fund, Fidelity Pennsylvania Municipal Income Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

C: The Staff would like us to identify each fund's dollar-weighted average maturity.

R: The funds do not have a principal investment strategy to invest in securities of a particular maturity.

22. Fidelity Michigan Municipal Income Fund, Fidelity Michigan Municipal Money Market Fund, Fidelity Minnesota Municipal Income Fund, Fidelity Ohio Municipal Income Fund, Fidelity Ohio Municipal Money Market Fund, Fidelity Pennsylvania Municipal Income Fund, and Fidelity Pennsylvania Municipal Money Market Fund.

"Fund Summary" (prospectuses)

"Principal Investment Risks"

(Fidelity Michigan Municipal Income Fund and Fidelity Michigan Municipal Money Market Fund)
"Geographic Concentration. Unfavorable political or economic conditions within Michigan can affect the credit quality of issuers located in that state."

(Fidelity Minnesota Municipal Income Fund)
"Geographic Concentration. Unfavorable political or economic conditions within Minnesota can affect the credit quality of issuers located in that state."

(Fidelity Ohio Municipal Income Fund and Fidelity Ohio Municipal Money Market Fund)
"Geographic Concentration. Unfavorable political or economic conditions within Ohio can affect the credit quality of issuers located in that state."

(Fidelity Pennsylvania Municipal Income Fund and Fidelity Pennsylvania Municipal Money Market Fund)
"Geographic Concentration. Unfavorable political or economic conditions within Pennsylvania can affect the credit quality of issuers located in that state.

C: The Staff notes that we have geographic concentration, but requests that we add more robust state specific disclosure.

R: Consistent with Item 4(b) of Form N-1A, the disclosure at issue is meant to summarize the risks of funds that are relatively less geographically diversified than other funds. More specific risk disclosure relating to each state is appropriately located in the "Investment Details" section of each prospectus.

23. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.